UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER: 019848
CUSIP NUMBER
NOTIFICATION OF LATE FILING	349882 10 0

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 6, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fossil, Inc.
Full Name of Registrant

Former Name if Applicable

2280 N. Greenville Avenue
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75082
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

As announced on November 14, 2006, Fossil, Inc. (the “Company”) formed a committee made up of independent members of its Board of Directors (the “Special Committee”) to voluntarily review the Company’s equity granting practices.  Accordingly, the Company is delaying the filing of its Annual Report on Form 10-K for the fiscal year ended January 6, 2007 (the “Form 10-K”) until after the Special Committee completes such review.  The Company does not currently expect that it will be in a position to file the Form 10-K on or before the fifteenth calendar day following the required filing date as prescribed by Rule 12b-25.  The Company plans to file its Form 10-K as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Randy S. Hyne	(972)	234-2525
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Quarterly Report on Form 10-Q for the quarter ended October 7, 2006

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced preliminary financial results for the quarter ended January 6, 2007 in a press release dated February 20, 2007 that was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 20, 2007. On February 20, 2007, the Company also broadcast via teleconference and on the internet a conference call to discuss with investors the preliminary financial results for the quarter ended January 6, 2007. A replay of the conference call is available on the Company’s website at www.fossil.com. Please refer to the Form 8-K filed with the SEC and the replay of the conference call on the Company’s website regarding certain preliminary financial information for the quarter ended January 6, 2007.  Because the Special Committee’s review is not complete, the Company is unable to determine the impact of an adjustment, if any, to financial results related to equity granting practices.  There can be no assurance that the Company will not have to restate its prior financial statements or adjust certain amounts provided in the press release and during the conference call until after the Special Committee completes its review related to the Company’s equity granting practices.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature and scope of the Special Committee’s pending review, expectations as to the completion of the review and timing of the filing of the Annual Report on Form 10-K for the fiscal year ended January 6, 2007, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements.  Among the factors that could cause such results or events to differ materially are additional actions and findings resulting from the Special Committee’s review as well as the other risks and uncertainties set forth in the Company’s press release dated February 20, 2007 and the Company’s SEC reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the results of the Special Committee’s review or the timing of the filing of the Annual Report on Form 10-K for the period ended January 6, 2007.

Fossil, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 7, 2007	By	/s/ Mike L. Kovar
Mike L. Kovar
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).